Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

July 30, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	Alto Palermo S.A.: Form 20-F Filed on October 31, 2013, File No. 000-30982; Alto Palermo S.A (APSA) Form 20-F Filed on October 31, 2012 File No. 000-30982

Dear Ms. Monick:

On behalf of Alto Palermo S.A. (APSA) (the “Company”), we are writing to respond to additional comments raised in the Staff’s comment letter dated June 12, 2014 (the “Comment Letter”) relating to the above-referenced annual reports (the “Annual Reports”) of the Company originally submitted on October 31, 2013 and October 31, 2012, pursuant to the Securities Exchange Act of 1934, as amended.
We are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2013
1) Within your next response, please provide to us the management representations requested at the end of our March 28, 2014 letter on the registrant’s letterhead and signed by a representative of the registrant.
The Company has included together with this correspondence representations from its management as requested at the end of the Staff’s March 28, 2014 letter.

2) We note your correspondence dated October 18, 2013 and February 3, 2014 and your responses to comments 2 and 7 in your correspondence dated April 30, 2014. We continue to evaluate your responses.
The Company acknowledges that the Staff continues to evaluate the Company’s previous responses to comments 2 and 7 in the letter dated April 30, 2014.

Item 5. Operating and Financial Review and Prospects, page 33
3) We note that the company uses exchange rates published by the Argentina Central Bank to covert its operations conducted in currencies other than its functional currency to Argentina Pesos for financial statement presentation purposes. In future filings, please disclose summarized financial information for these operations including the exchange rates used. Additionally, as a parallel market exchange rate exists in Argentina, please disclose the impact to the company’s operations if the parallel rates were used as opposed to the official rate for the periods presented. Please provide us with an example of your proposed disclosures.
In response to the Staff’s comment, the Company respectfully advises the Staff that effective as of the consolidated financial statements for the year ended June 30, 2014, the Comisión Nacional de Valores (National Securities Exchange Commission of Argentina), or CNV, requires that the Company include a schedule in our financial statements showing summarized asset and liability balances in foreign currency together with the applicable exchange rate used, based on official exchange rates as discussed below.  The following schedule is an example of the disclosure required to be included in the Company’s future filings.

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.13
Assets
Restricted assets
US Dollar
Total restricted assets
Trade and other receivables
Uruguayan Peso
US Dollar
Euros
Swiss francs
Total trade and other receivables
Investment in financial assets
US Dollar
Uruguayan Peso
Argentine Peso
Total Investment in financial assets
Derivative financial instruments
US Dollar
Total Derivative financial instruments
Cash and cash equivalents
Uruguayan Peso
US Dollar
Euros
Swiss francs
Pounds
Yenes
Brazilian Reais
Total Cash and cash equivalents Liabilities
Trade and other payables
Uruguayan Peso
US Dollar
Brazilian Reais
Euros
Bolivian
Total trade and other payables
Borrowings
US Dollar
Argentine Peso
Total borrowings
Derivative financial instruments
US Dollar
Total Derivative financial instruments

(1)	Exchange rate as of June 30, 2014 and June 30, 2013 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(3)	The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements.

In connection with the Staff’s request that the Company disclose the impact on its operations of comparing the parallel exchange rates as opposed to the official exchange rates, the Company respectfully advises the Staff that since Executive Branch Decree No. 260/2002 was enacted, there is only one official exchange rate in Argentina which is settled through the Mercado Único Libre de Cambios (the Unitary Free Market Exchange Rate), or “MULC”, pursuant to which the Argentine Central Bank (BCRA) supervises the purchase and sale of foreign currency. Under Communication “A” 3471, as amended, the BCRA established certain restrictions and requirements applicable to foreign currency exchange transactions. In this regard, the Company performs all transactions and payments in foreign currency through the MULC, at the applicable exchange rate.
The prevailing exchange rate results from the supply and demand of foreign currency available in the market where entities authorized by the BCRA trade foreign currency.  The parallel exchange rates are published by the local press based on calculations derived from informal transactions performed outside the MULC, all of which transactions are technically in legal breach of the restrictions and requirements imposed by the BCRA.  Furthermore, and in accordance with Communication “A” 3471, as amended,  transactions that are consummated outside the MULC are subject to sanctions imposed by the Criminal Foreign Exchange Regime.
 As a result of the foregoing, the Company respectfully advises the Staff that it is not able to inform the results of its operations based on the parallel exchange rates as it would have to take into account an exchange rate derived from illegal transactions, which is in violation of applicable regulation in Argentina.

Notes to Consolidated Financial Statements, page F-9
4. Acquisitions and disposals, page F-78
Acquisition of interest in joint venture, page F-78
4) We note your response to our prior comment 8. Please revise your disclosure in future filings to clarify that the Ps. 6.1 million was recognized as an asset within Trade and other receivables and not as a credit.
In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure in its future Exchange Act reports to clarify that the Ps. 6.1 million was recognized as an asset.
16. Financial instruments by category, page F-123
5) We note your response to our prior comment 12. Please provide your analysis to support your conclusion that TGLT shares were traded with sufficient frequency and in a sufficient quantity for price information to be available at June 30, 2013 and 2011 but not at June 30, 2012.
In response to the Staff’s comment, the Company advises the Staff that it followed the guidance set forth in IFRS 9 in order to measure and categorize the respective TGLT shares it hold.
TGLT shares began trading publicly on November 5, 2010 and since then they traded normally with sufficient frequency and volume until the issuance of the Company’s consolidated financial statements for the year ended June 30, 2012 (October 26, 2012). Therefore, as of June 30, 2011, a quoted price for the TGLT shares was available and readily accessible. The Company therefore concluded that the TGLT shares were Level 1 assets as of the year ended June 30, 2011.
For the year ended June 30, 2012, the Company considered that the definition of an active market in IFRS 9 was not met for the TGLT shares. IFRS 9 states in the relevant part as follows: A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length. The Company evaluated the following factors to conclude that an active market was not present for the TGLT shares for the year ended June 30, 2012:
•	There were four months of inactivity for the TGLT shares on the Buenos Aires Stock Exchange between March 2012 and June of 2012;
•
There was no activity whatsoever subsequent to the Company’s 2012 year-end (June 30, 2012) until the issuance of the Company’s consolidated financial statement for the year ended June 30, 2012 (October 26, 2012);

•	Price quotations were not being developed using current information (last available pricing information dated February 2012); and
•	Little information was publicly available
After evaluation of these factors above, the Company concluded that the period of inactivity was significant enough to determine that TGLT shares were not trading in sufficient frequency and volume to provide pricing information on an ongoing basis. Therefore, the Company considered them to be Level 2 assets as of June 30, 2012.
After the period of inactivity indicated above, the TGLT shares resumed trading on the Buenos Aires Stock Exchange. The Company closely monitored its trading activity and other publicly available information to determine the appropriate level of these securities and its measurement under the hierarchy of IFRS 9. The Company concluded that the TGLT shares were trading normally during the period from December 2012 until June 30, 2013, and beyond the Company’s year end until the issuance of the Company’s consolidated financial statement for the year ended June 30, 2013 (October 30, 2013). The Company therefore concluded that the TGLT shares were Level 1 assets as of its year ended June 30, 2013.

17. Trade and other receivables, page F-128
6) We note your response to our prior comment 13. Please tell us what account you credit when you receive these post-dated checks and debit trade and other receivables.
In response to the Staff’s comment, the Company respectfully advises the Staff that when a customer pays using a post-dated check, the receivable with the customer is not settled until it is cashed. Consequently, the receivable is still on the Company’s books. Just for disclosure purposes in the Company´s financial statements, the Company’s reclassifies the corresponding amount from a different account within trade and other receivables “Leases and services receivables” to “post-dated checks”.

Management of the Company further hereby confirms and acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                     Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco
Eduardo Loiacono
David L. Williams

July 30, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	Alto Palermo S.A.: Form 20-F Filed on October 31, 2013, File No. 000-30982; Alto Palermo S.A (APSA) Form 20-F Filed on October 31, 2012 File No. 000-30982

Ladies and Gentlemen:

In response to the Commission’s staff’s comment letter dated March 28, 2014 (the “comment letter”) relating to the above-referenced annual reports (the “Annual Report”) of Alto Palermo S.A. (APSA) (the “Company”), originally submitted on October 31, 2013 and October 31, 2012, pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:
1.           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
3.           the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
                                                                                                                                    Very truly yours,
                                                                                                                                    Alto Palermo S.A. (APSA)

By:	/s/ Matias Gaivironsky
Name: Matias Gaivironsky Title: Chief Financial Officer